Exhibit 99.4

Certification Pursuant to

18 U.S.C. Section 1350

As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     In connection with the Annual Report on Form 40-F of Rogers Communications Inc., a corporation continued under the laws of British Columbia (the “Company”) for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:

     1.) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2.) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 14, 2003	/s/ Edward S. Rogers Edward S. Rogers President and Chief Executive Officer

Dated: May 14, 2003	/s/ Alan D. Horn Alan D. Horn Vice President, Finance and Chief Financial Officer